EXHIBIT 99.1

GameSquare Esports Inc. Announces Grant of Restricted Share Units

Toronto, ON / ACCESSWIRE / December 07, 2022 / – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (the “Company” or “GameSquare”) announces that its Board of Directors has approved a grant of 2,000,000 Restricted Share Units (“RSUs”) to Justin Paul Kenna, the Company’s Chief Executive Officer, pursuant to the Company’s Restricted Share Unit Compensation Plan (the “RSU Plan”).

The RSUs will vest in full immediately upon grant. The common shares of the Company underlying the RSUs are subject to a four month hold period in accordance with the policies of the Canadian Securities Exchange.

About GameSquare Esports Inc.

GameSquare was incorporated under the Business Corporations Act (Ontario) on December 13, 2018. GameSquare is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans.  GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., Cut+Sew (Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, Complexity Gaming, a leading esports organization operating in the United States, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. The Company is headquartered in Toronto, Canada.

GameSquare Esports Inc.

FOR MORE INFORMATION, PLEASE CONTACT:

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Cautionary Disclaimer Statement:

The Canadian Securities Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.